Exhibit 4
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                                                               March 23, 2001


[Name of Director]
ESG Re Limited
Skandia International House
16 Church St.
BERMUDA

Dear [Name of Director]:

Some four months ago, I wrote you a letter expressing skepticism about ESG's stated business plan, and urging the sale or liquidation of the company. I attributed my skepticism to, among other things, ESG's abysmal operating history, its poor reputation and ratings, ongoing turmoil in its management ranks, the company's lack of any demonstrated competitive advantage in its prospective businesses and a crushing overhead burden which annually amounts to some 25% of shareholders equity. I also noted that ESG's shares were trading at a very substantial discount to book value, from which I inferred that investors generally shared my concerns. With my firm being one of ESG's largest shareholders, and having made - I hope - a serious case, I requested that you contact me to discuss the company further.

Since that time, several things have happened. Among them, the company announced a loss of $7.9 million for its 2000 fourth quarter, and stated that it expects additional losses in 2001. Things that have not happened include (i) the company having initiated a sale of liquidation, and (ii) the company or you personally having substantively responded to my letter. Indeed, I have had almost no contact with any of ESG's directors, and such discussions as I have had have been initiated by me or occurred on the company's quarterly earnings conference call.

This is confounding. As a director of ESG, your role is to protect the interests of the company's shareholders. If a large shareholder makes a carefully considered case that the company should change its course and requests your reaction to his analysis, I would expect you to offer, at a bare minimum, an equally well-considered explanation of why you differ with him. Instead, we are expected to content ourselves with nothing more than Alasdair Davis' assertion in a press release that "the advantage of day-to-day experience within the Company and the industry assures me that we are on the right path".

ESG's shareholders deserve better, and I am therefore requesting your answers to the following questions:

1. Is it not true that ESG's shares currently trade for substantially less than shareholders could realize upon a liquidation or sale of the company?

2. Does this not indicate investors' lack of confidence in the company's continued management of its assets?

3. Is it not also true that ESG's per-share liquidation value could be substantially increased by an aggressive share repurchase program at currently prevailing prices, and that the only impediment to such a program is the need to retain capital for underwriting?


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4.       In view of the myriad disadvantages faced by ESG, some of which were described in my earlier letter and restated above, why do you believe that ESG can successfully operate in its chosen markets against competitors who face no such disadvantages?

5. Even if the company were to achieve projected profitability, what calculation leads you to conclude that this would result in a more favorable outcome for shareholders than a share buyback followed by a liquidation?

6. At last year's shareholders' meeting, a majority of shares voted favored a resolution calling for a sale of the company. Since that time the company's financial performance has deteriorated further. Do you believe holders of a majority of ESG shares support the company's present course? Can you identify even one substantial shareholder other than John Head who feels this way? What efforts have you personally made to ascertain the wishes of shareholders?

If you will not endorse a program to maximize the value of ESG's shares which reflects the wishes of holders of a majority of shareholders, I urge you to resign as a director in favor of someone who will. In this regard, I think it is incumbent upon the board to nominate at ESG's 2001 annual meeting a slate of directors who are willing to fulfill the wishes of the company's owners.

I would very much appreciate your thoughts on these matters at your earliest convenience, ideally in writing and in a forum where they would be available for review by all of ESG's shareholders. In the meantime, I can be reached by telephone in New York City at (212) 888-9100.

Thank you for your consideration.

Sincerely,


Peter M. Collery







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